FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2001

WESTLINKS RESOURCES LTD.
       (Exact name of registrant as specified in its charter)

Suite 2600, 500 - 4 Avenue S.W., Calgary, Alberta, Canada  T2P 2v6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F    X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Q3, 2001

Third Quarter Report

For the Three and Nine Months Ended September 30, 2001

Westlinks Resources Ltd. today reported financial results for its third quarter and nine months ended September 30, 2001. Some of the highlights include (all amounts are in Canadian dollars):

Increased Q3 cash flow by 124% to over $3 million, a 31% per share increase to $0.42/share for Q3, 2001

Improved production by 38%, averaging 2,110 boe/day for Q3, 2001.

Increased revenue by 31% to over $15 million for the nine months ended September 30, 2001

Increased cash flow by 69% to over $8 million, a 25% per share increase to $1.24/share (before merger charges) for the nine months ended September 30, 2001

Decreased G&A per boe from $2.32 in Q1 to $0.89 in Q3

The company reported cash flows of $7,261,872 for the nine months ended September 30, 2001 including a restructuring charge of $863,817 (or $0.14 per share) which Westlinks incurred as a result of its merger with Big Horn Resources Ltd. The above results include the revenue and expenses of Big Horn for August and September only as the transaction was effective August 1, 2001.

Operations review

The Company drilled 15 wells (6.75 net) in the first nine months of 2001, resulting in 8 oil wells (3.97 net) and 7 gas wells (2.78 net) for a success ratio of 100%. The most significant operations in the third quarter were the drilling of a discovery well in the Altares area of northeast B.C. and the completion of a five well drilling program in the Superb area of Saskatchewan.

The discovery well in the Altares area has been drilled, completed and tested. The test results are currently being analyzed and tie in of the well has been initiated. McDaniel & Associates Consultants Ltd. have confirmed that one of the potential zones in this well is capable of 3+ mmcf/day and that proven and probable reserves of 3+ bcf are reasonable preliminary estimates. This area is a major focus for the Company as a result of its substantial land holdings. Westlinks has a rolling option on 10,000 acres of land and has purchased over 5,700 acres in the Altares area. Westlinks has committed to drill a second well in the Altares property in early 2002. There are six potential zones of gas production in the area ranging from the Bluesky at 4,000 feet to the Debolt zone at 8,800 feet. If successful, the geological data indicates numerous follow up locations. Westlinks is the operator and has a 40% interest prior to earning and 26% interest upon earning in the option lands and a 40% interest in the purchased lands.

Northwest British Columbia is a major gas discovery area in Canada. Gas from the area is shipped to the United States, down the West Coast to Washington, Oregon and California.

The property in the Superb area was purchased by Westlinks in June of this year. At the time of purchase, the property was shut in awaiting electrification of the equipment in the field. Prior to being shut in, the property was producing approximately 180 bbl/d. During the third quarter, Westlinks constructed a central battery and water injection facility. The central battery and water injection facility provide a reduction in operating costs and allowed optimization of the field production rates. The field was brought back on production at approximately 250 bb/d. A five well drilling program was also initiated in the third quarter. Current production from this field is now approximately 500 bbls/d with one additional well to be brought on stream. Westlinks’ working interest is 61%.

As a result of the volatility in crude oil pricing, Westlinks implemented a six month costless collar on 500 bbl/d of oil production starting on November 1, 2001. The costless collar has a floor of $20.00 US/bbl with a ceiling of $25.00 US/bbl.

Capital structure

Effective August 1, 2001, Westlinks acquired 100% of Big Horn for cash of $2,205,447 (not including acquisition costs) and the issuance of 3,496,436 common shares and 7,418,332 preferred shares. The Westlinks preferred shares are redeemable at any time by Westlinks for $0.85. Holders of these preferred shares may require Westlinks to redeem all or any of the preferred shares held by them at any time following the first anniversary of the date of issue. The Westlinks preferred shares are non-voting. They are transferable. Holders of these preferred shares are not entitled to receive any dividends until the first anniversary of the date of issue. There is no market for the Westlinks preferred shares and none is expected to develop.

Westlinks has repurchased, through its previously announced share buyback program, 222,500 of its common shares to date. The Company currently has 9,160,622 common shares outstanding.

Outlook

The Company averaged 2,110 boe/day during the quarter and 1,606 boe/day for the nine months ended September 30, 2001. The exit rate was 2,479 boe/day at the end of the quarter. All conversions are done using a 6 to 1 ratio.

Westlinks has substantial development, exploration and exploitation opportunities as a result of its merger with Big Horn, the benefits of which will be realized in the fourth quarter of 2001 and into 2002.

Additional information on Westlinks Resources Ltd. can be obtained at the company’s website at www.westlinks-resources.com.

For further information contact:

Reg J. Greenslade, President and Chief Executive Officer (403) 213-2507

Luc Chartrand, Chief Financial Officer (403) 213-2502

John McGrain, Chairman of the Board (403) 263-0262

Matt Henderson, CEOcast, Inc. for Westlinks at (212) 732-4300

Summarized Financial and Operational Information

For the Three and Nine Months Ended September 30, 2001 and 2000

Financial (in Thousand’s except for per share amounts) All amounts in CDN dollars except volumes	Three Months Sept 30 2001	Three Months Sept 30 2000	% change	Nine Months Sept 30 2001	Nine Months Sept 30 2000	% change
Production revenue	$ 6,326	$ 5,426	+ 17%	$ 15,284	$ 11,663	+ 44%

Cash flow from operations	$ 3,177	$ 1,418	+ 124%	$ 7,262	$ 4,308	+ 69%
Per common share (basic and diluted)	$ 0.42	$ 0.32	+ 31%	$ 1.16	$ 0.99	+ 18%

Earnings from operations ***	$ 648	$ 781	- 17%	$ 1,728	$ 1,977	- 13%
Per common share (basic and diluted)	$ 0.09	$ 0.18	- 50%	$ 0.28	$ 0.45	- 39%

*** The 2000 results have been restated to conform to the full cost method of oil and gas accounting. Westlinks was previously using the successful efforts method of oil and gas accounting. Westlinks’ earnings for the three months and nine months ended September 30, 2000 were originally reported respectively as $444,490 (or $0.10 per share) and $1,727,645 (or $0.40 per share). Westlinks cash flow for the three and nine months ended September 30, 2000 was originally reported respectively as $1,185,603 (or $0.27 per share) and$4,076,277 (or $0.93 per share)

Operating
(based on a 6 to 1 conversion factor)
Average daily oil production (bbl/day)	1,652	1,495	+ 11%	1,424	1,127	+ 26%
Average daily gas production (mcf/day)	2,750	209	+1,215%	1,091	161	+ 577%
Average daily production (boe/day)	2,110	1,530	+ 38%	1,606	1,154	+ 39%

Netbacks per boe	$ 15.51	$ 16.10	- 0.04%	$ 17.09	$ 16.37	+ 4%

Field prices
Avg field price for oil (per barrel)	$ 34.78	$ 38.61	- 10%	$ 35.70	$ 37.24	- 4%
Avg field price for natural gas (per mcf)	$ 3.82	$ 6.01	- 36%	$ 4.47	$ 4.65	- 4%

WESTLINKS RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

			September 30	December 31
			2001	2000
			(Unaudited)	(Restated-
				See note 1(a))
ASSETS
Current assets:
Cash			$31,638	$1,443
Accounts receivable			3,903,859	2,413,054
Prepaid expenses and other assets			614,891	91,942
			4,550,388	2,506,439

Investments			-	422,000

Capital assets (note 2)			94,284,597	21,015,514
Less accumulated depletion and depreciation			(21,827,668)	(2,680,040)

			72,456,929	18,335,474

Deferred share issue costs			-	837,555

			$77,007,317	$22,101,468

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities			$5,866,134	$4,354,949
Income taxes payable			249,046	1,316,171
			6,115,180	5,671,120

Bank loan			17,171,640	8,403,000
Deferred gain (note 3)			915,163	-
Provision for future site restoration costs			652,435	250,847
Future income tax liability			11,406,129	405,888
Series 1 preferred shares (note 4)			6,305,586	-
			42,566,133	14,730,855

Shareholders' equity
Share capital (note 5)			30,373,995	5,031,846
Retained earnings			4,067,189	2,338,767

			34,441,184	7,370,613

			$77,007,317	$22,101,468

See accompanying notes

WESTLINKS RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
( Unaudited )

	Three	Three	Nine	Nine
	Months	Months	Months	Months
	Sept 30	Sept 30	Sept 30	Sept 30
	2001	2000	2001	2000
		(Restated-		(Restated-
		See note 1(a))		See note 1(a))

Revenues
Oil and Gas	$6,325,625	$5,425,568	$15,284,203	$11,663,604

Expenses:

Royalties, net of ARTC	1,062,923	1,095,594	2,490,018	2,374,358
Depletion, depreciation and site restoration	2,020,412	879,544	4,037,912	1,787,146
Production	1,830,535	1,388,323	4,230,935	2,709,548
General and administration	158,999	275,659	668,393	793,395
Interest	262,221	400,002	405,285	629,638

	5,335,090	4,039,122	11,832,543	8,294,085

Earnings from operations	990,535	1,386,446	3,451,660	3,369,519
Restructuring charges	142,167	-	863,817	-

Earnings before income taxes	848,368	1,386,446	2,587,843	3,369,519
Income taxes - current (recovery)	(595,094)	848,301	279,046	848,301
Income taxes - future (recovery)	795,831	(242,722)	580,375	544,256
	200,737	605,579	859,421	1,392,557

Net earnings	647,631	780,867	1,728,422	1,976,962

Retained earnings (deficit), beginning of period	3,419,558	1,081,743	2,338,767	(114,352)

Retained earnings, end of period	$4,067,189	$1,862,610	$4,067,189	$1,862,610

Earnings per share:
Basic and diluted	$0.09	$0.18	$0.28	$0.45

WESTLINKS RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)	Three	Three	Nine	Nine
	Months	Months	Months	Months
	Sept 30	Sept 30	Sept 30	Sept 30
	2001	2000	2001	2000
		(Restated-		(Restated-
		See note 1(a))		See note 1(a))
Cash provided by (used in):
Operations:
Net income	$647,631	$780,867	$1,728,422	$1,976,962
Add (deduct) items not requiring cash:
Depletion, depreciation and site restoration	2,020,412	879,544	4,037,912	1,787,146
Future income taxes	795,831	(242,722)	580,375	544,256
Deferred gain	-	-	1,680,031	-
Amortization of deferred gain	(286,724)	-	(764,868)	-

Funds from operations	3,177,150	1,417,689	7,261,872	4,308,364

Change in non-cash working capital items:
Accounts receivable	237,448	(657,751)	1,021,126	(1,347,971)
Advances and prepaid expenses	(171,847)	-	(193,774)	-
Accounts payable and accrued liabilities	1,868,818	1,355,583	(917,502)	2,359,261
Income taxes payable	(625,094)	848,301	(1,067,125)	848,301
	4,486,475	2,963,822	6,104,597	6,167,955

Investments:
Capital assets additions	(1,884,146)	(1,089,089)	(9,728,213)	(16,206,565)
Site restoration costs	14	-	(5,314)	-
Investments	422,000	-	422,000	(250,000)
Acquisition of Big Horn Resources Ltd.	(477,665)		(2,190,048)
Proceeds on disposal of capital assets	-	262,070	-	850,070
	(1,939,797)	(827,019)	(11,501,575)	(15,606,495)

Financing:
Bank loan	(2,378,360)	(650,000)	(181,360)	8,540,000
Issue of common shares, net of issue costs	(155,942)	907,517	5,608,533	1,297,517
Deferred share issue costs	-	(156,420)	-	(438,530)
Promissory notes	-	(2,237,100)	-	-
	(2,534,302)	(2,136,003)	5,427,173	9,398,987

Increase (decrease) in cash	12,376	800	30,195	(39,553)

Cash, beginning of period	19,262	1,935	1,443	$42,288
Cash, end of period	$31,638	$2,735	$31,638	$2,735

Funds from operations per share:
Basic and diluted	$0.42	$0.32	$1.16	$0.99

Westlinks Resources Ltd.

Notes to Consolidated Financial Statements

For the three and nine months ended September 30, 2001 and 2000

(Unaudited)

The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2000, except as described below, and should be read in conjunction with those statements. The other disclosures below are incremental to those reflected in the annual statements.

1. Significant accounting policies:

(a) Capital assets :

The Corporation has changed its method of accounting for petroleum and natural gas properties from the "successful efforts" method to the "full cost" method. Under the "full cost" method, all costs of exploring for and developing petroleum and natural gas reserves are capitalized. The Corporation calculates a "ceiling test" on these properties which limits capitalized costs less accumulated depletion and depreciation to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) less estimated site restoration, general and administrative expenses, financing costs and income taxes. Proceeds from the sale of petroleum and natural gas interests are applied against capitalized costs with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Prior to the adoption of this new policy, the Corporation followed the "successful efforts" method of accounting whereby the costs to acquire proved and unproved properties and costs to drill development wells and successful exploratory wells were capitalized. Costs of unsuccessful exploratory wells, geological and geophysical activities and lease rentals were expensed. The carrying value of the petroleum and natural gas properties was assessed periodically on a property-by-property basis by comparing the discounted future cash flow and the carrying amount of the petroleum and natural gas properties. When assets were sold, retired or otherwise disposed of, the applicable costs and accumulated depletion and depreciation were removed from the accounts and the resulting gain or loss was recognized.

In conducting its ceiling test evaluation the Corporation followed generally accepted accounting standards which provided for a two-year exemption from write-down where the purchase price of reserves had been determined on a basis which provided a higher amount than the ceiling test value, and where the excess was not considered to represent a permanent impairment in the ultimate recoverable amount. If the two-year exemption had not been used, the Corporation would have taken a write-down of $9.2 million based on prices at September 30, 2001 of $29.37 per bbl of oil and $2.41 per mcf of gas. Westlinks qualified for the exemption in connection of its acquisition of Big Horn Resources Ltd. in August 2001. Properties with a carrying value of $16.7 million at September 30, 2001 were excluded from the ceiling test.

The full cost method has been adopted retroactively and prior financial statements have been restated. The impact of these changes on the September 30, 2000 and December 31, 2000 consolidated financial statements is as follows:

	Three months ended September 30, 2000	Nine months ended September 30, 2000	Year ended December 31, 2000
Balance Sheet:
Capital assets, decrease	$ 293,832	$ 293,832	$ 532,276
Future income tax liability, decrease	114,493	114,493	225,539
Retained earnings, decrease	179,339	179,339	306,737
Statements of Operations and Cash Flows:
Exploration costs, decrease	232,087	232,087	-
Depletion, depreciation and site restoration, decrease	455,365	925,256	1,532,730
Gain on sale of oil and gas properties, decrease	96,826	724,726	1,338,557
Future income taxes, increase	250,248	183,300	72,254
Net income, increase	340,377	249,317	121,919
Funds from operations, increase	232,087	232,087	-
Earnings per share, increase	0.08	0.05	0.03
Funds from operations per share, increase	0.05	0.05	-

The effect of this change on the current period financial statements is not significant.

(b) Per share amounts :

The Canadian Institute of Chartered Accountants has approved a new standard for the computation, presentation and disclosure of per share amounts. The Corporation has retroactively adopted the new standard. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations.

In computing diluted net earnings and diluted funds from operations per share no shares were added to the weighted average number of common shares outstanding during the three and nine months ended September 30, 2001 for the dilutive effect of stock options and share purchase warrants. The new standard has been applied retroactively with no effect on prior period per share calculations.

2. Business acquisition

Effective August 1, 2001 Westlinks acquired 100% of the issued and outstanding shares of Big Horn Resources Ltd. Details of the acquisition are as follows:

Assets acquired:
Current assets, excluding cash	$2,841,106
Capital assets	46,874,349
49,715,455
Liabilities assumed:
Current liabilities	2,428,687
Bank loan	8,950,000
Provision for future site restoration costs	280,274
Future income tax liability	11,309,464
22,968,425

Net non-cash assets acquired	26,747,030
Cash acquired	37,599
$26,784,629

Consideration:
Cash	$2,227,647
Preferred shares (7,418,336 issued)	6,305,586
Common shares (3,496,436 issued)	18,251,396
$26,784,629

The consideration value attributed to the common shares contemplates an element related to the former stock options of Big Horn Resources Ltd. that were exchanged for stock options of the Company.  However, this element was not considered significant for separate reporting.

3. Financial instruments:

Effective January 31, 2001, the Corporation settled a fixed price contract eliminating the requirement to deliver set physical quantities of oil at fixed prices. Upon the cancellation of the contract the Corporation received approximately $1,680,000, which will be recognized over the term of the contract. At September 30, 2001 the remaining deferred gain related to this settlement was $915,163.

4. Series 1 preferred shares:

At September 30, 2001 there were 7,418,336 Series 1 preferred shares outstanding. These shares are non-voting. They are transferable. Holders of these shares are not entitled to receive any dividends until the first anniversary of the date of issue. These shares are redeemable at any time by the Corporation for $0.85 per share. Holders of these shares may require the Corporation to redeem all or any of these shares, at $0.85 per share, at any time following the first anniversary of the date of issue (August 16, 2001). There is no market for these shares and none is expected to develop.

5. Share capital:

	September 30, 2001
	Number of Shares	Amount
Common shares issued:
Balance, beginning of period	4,595,139	$ 5,031,846
Issued for cash pursuant to public offering	1,035,000	7,081,024
Issued for cash upon exercise of options	43,500	99,450
Issued pursuant to acquisition of capital assets	213,047	1,300,000
Isssued pursuant to acquisition of Big Horn Resources Ltd.	3,496,436	18,251,396
Shares repurchased	(22,500)	(72,900)
Issue costs incurred, net of income tax benefit of $1,019,775	-	(1,316,821)
Balance, end of period	9,360,622	$ 30,373,995

	Number of Options	Weighted Average Exercise Price
Stock options:
Balance, beginning of period	430,500	$ 5.76
Options granted	190,000	6.16
Options exercised	(43,500)	2.29
Options cancelled	(12,000)	6.15
Balance, end of period	565,000	$ 6.15

	Number of Warrants	Weighted Average Price (U.S.$)
Warrants:
Balance, beginning of period	-	$ -
Issued pursuant to public offering	1,000,000	3.50
Issued pursuant to underwriters agreement	100,000	5.40
Balance, end of period	1,100,000	$ 3.27

On January 17, 2001, the Corporation completed a secondary public offering in the United States. The offering consisted of 1,000,000 units of one common share and one share purchase warrant for U.S. $4.55 per unit. The share purchase warrants are exercisable until April 17, 2002 at U.S. $3.50 per share. Total net proceeds received were approximately $5,100,000 Cdn. The proceeds from the offering were used to pay down the Corporation’s bank loan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 27, 2001                         Westlinks Resources Ltd.

                                                                    By: /s/ Luc Chartrand

                                                                Name:     Luc Chartrand

                                                                Title:        Chief Financial Officer